Exhibit 5.1

                      November 25, 2003

Cardiotech International, Inc.
78-E Olympia Avenue
Woburn, MA 01801

Ladies and Gentlemen:

We have acted as counsel for Cardiotech International, Inc., a Massachusetts corporation (the "Company"), in connection with the preparation of its Registration Statement on Form S-3 (the "Registration Statement") to which this opinion is an exhibit, to be filed with the Securities and Exchange Commission on or about November 25, 2003.

It is our opinion that the shares of Common Stock, par value $0.01 per share, being registered, when sold in the manner and for the consideration contemplated by the Registration Statement, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters."

Very truly yours,

Ellenoff Grossman & Schole LLP

By: /s/ Ellenoff Grossman & Schole LLP